COLONIAL SECURITIES, INC.

(SEC File No. 8-17631)

Financial Statements and Supplemental Schedule for the Year Ended December 31, 2019 and Independent Auditors' Report

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COLONIAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 BOWERY ROOM 603
(No. and Street)

NEW YORK	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID WONG (212) 587-3970
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEI,WEI & CO., LLP
(Name – *if individual, state last, first, middle name*)

133-10 39TH AVENUE	FLUSHING	NY	11354
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, DAVID WONG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COLONIAL SECURITIES, INC., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CINDY WU
Notary Public, State of New York
No. 01WU5040405
Qualified in Richmond
Commission Expires March 13, 2023

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
11/F NORTH TOWER
BEIJING KERRY CENTRE
1 GUANGHUA ROAD
CHAOYANG DISTRICT
BEIJING 100020, PRC
TEL. (86 10) 65997923

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Colonial Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Colonial Securities, Inc. as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Colonial Securities, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Colonial Securities, Inc.'s management. Our responsibility is to express an opinion on Colonial Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Colonial Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Wei Wei & Co. LLP

We have served as Colonial Securities, Inc.'s auditor since 1998.
Flushing, NY
February 28, 2020

COLONIAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$134,026
Deposit with clearing organization	50,632
Property and equipment, net of accumulated depreciation	
and amortization of $86,555 *(Notes 2 and 4)*	23,640
Right of use asset *(Notes 3)*	134,497
Other assets	32,938
TOTAL ASSETS	**$375,733**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Lease liability *(Notes 3)*	$136,680
Accounts payable and accrued expenses	43,389
TOTAL LIABILITIES	**$180,069**
COMMITMENTS AND CONTINGENCIES	-
STOCKHOLDERS' EQUITY:	
Common stock, no par value,	
Class A, voting; authorized 500 shares; issued and	
outstanding 252 shares	58,500
Class B, non-voting; authorized 500 shares; issued and	
outstanding 120 shares	26,460
Additional paid-in capital	98,000
Retained earnings	12,704
Total stockholders' equity	195,664
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$375,733**

See accompanying notes to financial statements.

COLONIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

1.   ORGANIZATION

Colonial Securities, Inc. (the "Company") was incorporated in the State of New Jersey on December 11, 1972. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Property, equipment and depreciation and amortization

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the remaining term of the related lease or the estimated useful lives of the assets. Depreciation and amortization are computed on the straight-line method for both financial reporting and income tax purposes.

The useful lives of property and equipment for purposes of computing depreciation and amortization are:

Furniture and fixtures	7 years
Office equipment	5 years
Leasehold improvements	The lesser of the remaining life of the lease or the remaining useful life of the asset

COLONIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company records commissions from customer transactions and related clearing expenses on a trade-date basis.

On January 1, 2018, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") ASU 2014-09 "Revenue from Contracts with Customers" and all subsequent amendments to the ASU (collectively Accounting Standards Codification("ASC"), "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. ASC 606 instructs entities to recognize revenue for the transfer of goods or services in an amount that reflects the consideration which the entity expects it is entitled to receive from customers in exchange for those goods or services. A customer is defined as a party that has contracted with an entity to obtain goods or services in the ordinary course of business in exchange for consideration. The following steps should be applied:

1) Identify the contract(s) with a customer
2) Identify the performance obligation(s) in the contract
3) Determine the transaction price
4) Allocate the transaction price to the performance obligation(s) in the contract
5) Recognize revenue when (or as) the entity satisfies a performance obligation

The Company's revenues from contracts with its clients are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected from the client after such obligations are satisfied.

Income taxes

The Company accounts for income taxes in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. A valuation allowance is established to reduce deferred tax assets to the amount expected to be realized.

COLONIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

The Company follows the provisions of FASB ASC 740-10-25, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions. Interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "interest expense, net" in the statement of income. Penalties would be recognized as a component of "general and administrative expenses." The Company does not have any accruals for uncertain tax positions as of December 31, 2019. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

Currently, the 2016, 2017 and 2018 tax years are open and subject to examination by the taxing authorities. However, the Company is not currently under audit nor has the Company been contacted by any of the taxing authorities.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COLONIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value

FASB ASC 820, *Fair Value Measurement,* defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 – Inputs other than the quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

COLONIAL SECURITIES, INC.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value (continued)

As of December 31, 2019, none of the assets and liabilities were required to be reported at fair value on a recurring basis. Carrying values of non-derivative financial instruments, including cash, receivable from clearing organization, other assets and accounts payable and accrued expenses, approximate fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions during the year ended December 31, 2019.

Recent accounting pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification (Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP"). The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncement are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2019, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, believes that implementation would not have a material impact on the financial statements taken as a whole.

The Company adopts FASB ASU 842 commencing January 1, 2019. This standard requires the Company to recognize a "right of use asset" and a corresponding liability based on the present value of the remaining lease payments. Based upon the Company's current lease, as of December 31, 2019 right of use asset is $134,497 and Lease liability balance is $136,680.

COLONIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

3. RIGHT OF USE ASSET AND LEASE LIABILITY

The Company occupies office space in New York City. The current lease in New York City expires in November 2022. The Company recorded rent expense of $57,880 including utilities and real estate taxes. The Company does not have any other lease arrangements.

In accordance with FASB (ASU) 2016-02, "Leases (Topic 842)" the Company classified the lease as an operating lease. The Company has reviewed and based the right of use asset and lease liability, on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company had ROU as of December 31, 2019 of $134,497, and a lease liability of $136,680. The expense for operating lease was $51,499 for the year ended December 31, 2019 and operating cash flow paid for the lease liability during the same period was $37,446. The present value of the existing operating lease utilized an effective interest rate from the rate of a small business 7(A) loan over $50,000 and repaid in less than 7 years on January 1, 2019 of 7.75%.

A reconciliation of the lease liability by minimum lease payments and discount amount by year, as of December 31, 2019, are as follows:

Year Ending December 31,	Lease	Less Discount Amount	Total Lease Liability
2020	$ 50,795	$ 8,798	$ 41,997
2021	52,319	5,360	46,959
2022	49,275	1,551	47,724
	$152,389	$15,709	$136,680

COLONIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Office equipment	$ 78,325
Furniture and fixtures	4,630
Leasehold improvements	27,240
Less: accumulated depreciation	(86,555)
	$ 23,640

5. STOCKHOLDER'S LOAN

The stockholder loan was non-interest bearing and was repaid during the year ended December 31, 2019.

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchanges Act of 1934. The rule requires the maintenance of minimum net capital of $50,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $139,086, which was $89,086 in excess of its required net capital. The Company's net capital ratio was 0.33 to 1.

COLONIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

7. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company introduces all customer transactions in securities traded on U.S. securities markets to a clearing broker firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers and counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and pursuant to such guidelines, requires the customer or counter party to deposit additional collateral, or to reduce positions, when necessary.

8. CREDIT RISK CONCENTRATION

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with a financial institution. The Company monitors the credit quality of the financial institution and does not anticipate any exposure. The cash balance in each financial institution is insured by the FDIC up to $250,000. At December 31, 2019, the Company did not have cash balances in excess of the FDIC insured limit.

9. SUBSEQUENT EVENTS

The Company's management has performed subsequent events procedures through February 28, 2020, which is the date the financial statements were available to be issued. No subsequent events required adjustment to the financial statements or disclosures as stated herein.



Wei Wei & Co., LLP
Certified Public Accountants

• Main Office
133-10 39th Avenue
Flushing, NY 11354
Tel. (718) 445-6308
Fax. (718) 445-6760

• California Office
36 W Bay State Street
Alhambra, CA 91801
Tel. (626) 282-1630
Fax. (626) 282-9726

• Beijing Office
11/F North Tower
Beijing Kerry Centre
1 Guanghua Road
Chaoyang District
Beijing 100020, PRC
Tel. (86 10) 65997923

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Colonial Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Form SEC Rule 15c3-3, in which (1) Colonial Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Colonial Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (exemption provisions) and (2) Colonial Securities, Inc. stated that Colonial Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Colonial Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Colonial Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wei Wei & Co. LLP

Flushing, New York
February 28, 2020

Colonial Securities, Inc.

80 Bowery, Room 603

New York, New York, 10013

Exemption Report

February 28, 2020

Colonial Securities, Inc. clears all customer transactions through another broker-dealer on a fully disclosed basis and therefore claims the exemptive provision (K)(2)(ii) of SEC Rule 15c3-3, which exempts the Corporation from the computation for determination of reserve requirements as provided for in that Rule.

Colonial Securities, Inc. has met the identified exemptive provision (K)(2)(ii) of SEC Rule 15c3-3 throughout the fiscal year ended December 31, 2019 without exception.



David Wong

President